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P.E.
12-31-06

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**PROXY SOLICITED FOR ANNUAL MEETING
OF SHAREHOLDERS OF
ATLANTIC BANCSHARES, INC.
To be held on May 11, 2007**

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby constitutes and appoints Robert P. Trask and Brian J. Smith, and each of them, his or her true and lawful agents and proxies with full power of substitution in each, to represent and vote, as indicated below, all of the shares of common stock of Atlantic Bancshares, Inc. that the undersigned would be entitled to vote at the Annual Meeting of Shareholders to be held at the Shults Park Community Center, 77 Shults Road, Bluffton, SC 29910, on May 11, 2007 at 10:00 AM local time, and at any adjournment, upon the matters described in the accompanying Notice of Annual Meeting of Shareholders, receipt of which is acknowledged. These proxies are directed to vote on the matters described in the Notice of Annual Meeting of Shareholders and Proxy Statement as follows:

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted: "for" Proposal No. 1 to elect the identified nominees to serve on the Board of Directors.

1. PROPOSAL to elect the identified nominees as directors.

Gary C. Davis	Mark S. Simpson	Allen B. Ward
Frederick Anthony Nimmer, III	Brian J. Smith	Edgar L. Woods
Robyn Josselson Shirley	Robert P. Trask	

listed (except as marked to the contrary) | to vote for all nominees

(INSTRUCTION: To withhold authority to vote for any individual nominee(s), write that nominees name(s) in the space provided below).

____

Dated:______________________, 2007 Dated:______________________, 2007

______________________ ______________________
Signature of Shareholder(s) Signature of Shareholder(s)

Please sign exactly as name or names appear on your stock certificate. Where more than one owner is shown on your stock certificate, each owner should sign. *Persons signing in a fiduciary or* representative capacity shall give full title. If a corporation, please sign in full corporate name by authorized officer. If a partnership, please sign in partnership name by authorized person.

Atlantic Bancshares, Inc.

One Sherington Drive, Suite J
Bluffton, South Carolina 29910

Notice of Annual Meeting of Shareholders

Dear Fellow Shareholder:

We cordially invite you to attend the 2007 Annual Meeting of Shareholders of Atlantic Bancshares, Inc., the holding company for Atlantic Community Bank. At the meeting, we will report on our performance in 2006 and answer your questions. We look forward to discussing our plans with you. We hope that you can attend the meeting and look forward to seeing you there.

This letter serves as your official notice that we will hold the meeting on Friday, May 11, 2007 at 10:00 AM at the Shults Park Community Center, 77 Shults Road, Bluffton, South Carolina 29910, for the following purposes:

1. To elect our board of directors;

2. To transact any other business that may properly come before the meeting or any adjournment of the meeting.

Shareholders owning our common stock at the close of business on March 16, 2007 are entitled to attend and vote at the meeting. A complete list of these shareholders will be available at our offices prior to the meeting. In addition to the specific matters to be acted upon, there also will be a report on our operation. Our directors and officers will be present to respond to your questions.

Please use this opportunity to take part in the affairs of your company by voting on the business to come before this meeting. Even if you plan to attend the meeting, we encourage you to complete and return the enclosed proxy to us as promptly as possible.

By Order of the Board of Directors,



Brian J. Smith
Chairman of the Board of Directors

April 2, 2007
Bluffton, South Carolina

Atlantic Bancshares, Inc.

One Sherington Drive, Suite J
Bluffton, South Carolina 29910

Proxy Statement for the Annual Meeting of Shareholders to be Held on May 11, 2007

Our board of directors is soliciting proxies for the 2007 Annual Meeting of Shareholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. We encourage you to read it carefully.

Voting Information:

The board set March 16, 2007 as the record date for the meeting. Shareholders owning our common stock at the close of business on that date are entitled to attend and vote at the meeting, with each share entitled to one vote. There were 1,251,577 shares of common stock outstanding on the record date. A majority of the outstanding shares of common stock represented at the meeting will constitute a quorum. We will count abstentions and broker non-votes, which are described below, in determining whether a quorum exists.

Many of our shareholders hold their shares through a stockbroker, bank, or other nominee rather than directly in their own name. If you hold your shares in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these materials are being forwarded to you by your broker or nominee, which is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote and are also invited to attend the annual meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the shareholder of record giving you the right to vote the shares. Your broker or nominee is required to provide you with a voting instruction card for you to use to direct your broker or nominee how to vote these shares.

When you sign the proxy card, you appoint Robert P. Trask and Brian J. Smith as your representatives at the meeting. Messrs. Trask and Smith will vote your proxy as you have instructed them on the proxy card. If you submit a proxy but do not specify how you would like it to be voted, Messrs. Trask and Smith will vote your proxy for the election to the board of directors of all nominees listed below under "Election of Directors." We are not aware of any other matters to be considered at the meeting. However, if any other matters come before the meeting, Messrs. Trask and Smith will vote your proxy on such matters in accordance with their judgment.

You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by signing and delivering another proxy with a later date or by voting in person at the meeting. (Again, though, if you are not the shareholder of record, you must first obtain a signed proxy from the shareholder of record giving you the right to vote the shares).

Brokers who hold shares for the accounts of their clients may vote these shares either as directed by their clients or in their own discretion if permitted by the exchange or other organization of which they are members. Proxies that brokers do not vote on some proposals but that they do vote on others are referred to as "broker non-votes" with respect to the proposals not voted upon. A broker non-vote does not count as a vote in favor of or against a particular proposal for which the broker has no discretionary voting authority, and shares subject to a broker non-vote on a matter will not be considered to be entitled to vote on the matter at the meeting. In addition, if a shareholder abstains from voting on a particular proposal, the abstention does not count as a vote in favor of or against the proposal.

We are enclosing with this proxy statement a copy of our audited financial statements for the year ended December 31, 2006. In addition, our Annual Report on Form 10-KSB for the year ended December 31, 2006 and other SEC filings are available to the public on the SEC's website on the Internet at www.sec.gov. Upon written or oral request by any shareholder, we will deliver a copy of our Annual Report on Form 10-KSB. In addition, upon written or oral request, we will also promptly deliver a separate copy of this proxy statement to our shareholders at a shared address to which a single copy of the document was delivered.

We are paying for the costs of preparing and mailing the proxy materials and of reimbursing brokers and others for their expenses of forwarding copies of the proxy materials to our shareholders. Our officers and employees may assist in soliciting proxies but will not receive additional compensation for doing so. We are distributing this proxy statement on or about April 2, 2007.

Proposal No. 1
Election of Directors

Our Board of Directors

Our board of directors will submit to the shareholders for their vote at the annual meeting a slate of directors comprising of eight nominees, all currently directors. Our directors are:

Board of Directors

Gary C. Davis	**Mark S. Simpson**	**Allen B. Ward**
Frederick Anthony Nimmer, III	**Brian J. Smith**	**Edgar L. Woods**
Robyn Josselson Shirley	**Robert P. Trask**	

In addition to those nominees proposed by the current board, a shareholder may propose nominees for our board of directors in accordance with the nomination process detailed in our bylaws. No shareholder nominations were received during the notification period.

Shareholders will elect the nominees as directors at the meeting to serve a one-year term, expiring at the 2008 annual meeting of shareholders. The directors will be elected by a plurality of the votes cast at the meeting. This means that the nominees receiving the highest number of votes will be elected.

The board of directors recommends that you elect all of the nominees listed above as directors.

If you submit a proxy but do not specify how you would like it to be voted, Messrs. Trask and Smith will vote your proxy to elect Messrs. Davis, Nimmer, Simpson, Smith, Trask, Ward, and Woods, and Ms. Shirley. If any of these nominees is unable or fails to accept nomination or election (which we do not anticipate), Messrs. Trask and Smith will vote instead for a replacement to be recommended by the board of directors, unless you specifically instruct otherwise in the proxy.

Set forth below is certain information about the nominees. All nominees are original directors and are also organizers and directors of our subsidiary, Atlantic Community Bank.

The board unanimously recommends a vote FOR these nominees.

Gary C. Davis, 42, director, is a real estate sales consultant with the Hampton Lake residential community in Bluffton. Prior to that Mr. Davis was broker-in-charge of Hampton Hall Realty, the real estate sales arm of the Hampton Hall planned unit residential development located in Bluffton, South Carolina, since 2003. Prior to his current position, he worked for ten years with the health care manufacturer, Johnson & Johnson, the last three as a district sales manager for the southeastern United States. Mr. Davis holds a South Carolina real estate brokers license. He is a native of Ridgeland in Jasper County, South Carolina and has been living in Bluffton since 1999. Mr. Davis received his bachelors degree in business administration from Presbyterian College.

Frederick Anthony Nimmer, III, 46, director, is president of both Nimmer Turf + Tree Farm and Nimmer Equipment Rental Company, positions he has held since 1987. He also serves as vice president of Turfmasters, Inc., which specializes in the installation of sod. All of these businesses are based in Ridgeland in Jasper County, South Carolina. Mr. Nimmer earned a bachelors degree in finance from Clemson University. Mr. Nimmer formerly served on South Carolina Bank & Trust's Jasper County Advisory Board from January 1999 to October 2004. Mr. Nimmer is a native of Jasper County and has lived in Bluffton since 2001. He is also past president of the Jasper County Rotary Club.

Robyn Josselson Shirley, 40, director, has been practice manager for the Southeastern Oral and Maxillofacial Surgery Center, Inc., Bluffton, South Carolina since 1999. She earned a bachelors degree in sociology from Furman University. She also holds bachelors and masters degrees in occupational therapy from the Medical University of South Carolina. Ms. Shirley holds a South Carolina license in occupational therapy. A native of Yemassee, South Carolina, she has lived in Bluffton since 2001 and formerly served on the board of directors of Heroes on Horseback.

Mark S. Simpson, 45, director, is an attorney and member of the South Carolina Bar. He has been in private practice with Jones Patterson Simpson & Newton, PA practicing in the fields of real estate and corporate law since 1987. Mr. Simpson earned undergraduate and law degrees from the University of South Carolina. Mr. Simpson has lived on Hilton Head Island since 1987. He is a member of the audit committee for the Beaufort County School District. In addition, he has served as chairman of the United Way of Beaufort County.

Brian J. Smith, 34, served as chair of the organizing board and is the current chair of our board of directors. He holds a South Carolina dental license. He has run his practice, Palmetto Dental Arts, PA in Bluffton, South Carolina, since 1999. Dr. Smith earned undergraduate and postgraduate degrees from Clemson University and the Medical University of South Carolina College of Dental Medicine, respectively. He also completed a General Practice post-doctorate residency program at Palmetto Richland Health Alliance in Columbia, South Carolina. Dr. Smith has lived in Bluffton since 1999. He is a member of the Rotary Club of Bluffton and a trustee of Cross Episcopal School in Bluffton.

Robert P. Trask, 44, is our president and chief executive officer. He is a native of Beaufort and has lived in southern Beaufort County since 1989. His 18 years of commercial bank experience are concentrated in the coastal communities of Charleston, Beaufort, Hilton Head Island and Bluffton, South Carolina and Savannah, Georgia. Most recently, Mr. Trask served from 2001 until 2004 as senior vice president and retail area executive of Beaufort County for First Citizens Bank & Trust Company of South Carolina. Prior to that position, he served from 1997 until 2001 as a vice president of First National Bank in Bluffton, South Carolina. Mr. Trask served from 1988 until 1997 for Wachovia Bank, beginning as a credit analyst and later as a loan officer and as a vice president. He earned a bachelors degree in financial management from Clemson University and a masters degree in business administration from the University of South Carolina.

Mr. Trask is past president of the Rotary Club of Bluffton, founding chair of the board of trustees of Cross Episcopal School, trustee of the Community Foundation of the Lowcountry, Inc. and trustee of the Technical College of the Lowcountry Foundation, Inc.

Allen B. Ward, 39, director, has been president of the Bluffton-based engineering firm of Ward Edwards Inc., which specializes in land surveying and multi-faceted engineering services, since 2000. Ward Edwards, Inc. also has offices in Savannah, Georgia and Beaufort, South Carolina. He holds professional engineer licenses from multiple states, including South Carolina. Mr. Ward earned both his bachelors degree in civil engineering and masters degree in environmental systems engineering from Clemson University. Originally from Kingstree, South Carolina, he has lived in Bluffton since 1998 and Beaufort County since 1992. Mr. Ward currently serves as South Carolina Governor Mark Sanford's Ambassador for Economic Development for Beaufort County.

Edgar L. Woods, 46, director, has been president and owner of Palmetto Grain Brokerage LLC., which specializes in cash grain brokerage, futures/options trading and farm management, since 1985. He is also president of Performance Ag, LLC., a licensed South Carolina grain dealer/merchant, and is also a partner in the Agricultural Products Exchange, a feed ingredients trading company with offices in New York, Iowa, and South Carolina. He holds a Futures, Series 3 license from the National Futures Association. Mr. Woods earned his bachelors degree in agricultural mechanization and business from Clemson University. He is a native of Jasper County and has lived in Bluffton since 1990. Mr. Woods serves on the executive committee of the Palmetto Agribusiness Council and is past president of both the South Carolina Grain Dealers association and Southeastern Feed and Grain, a group of feed and grain dealers from four southeastern states.

Additional information is set forth below regarding other officers of our company and our bank:

Michelle M. Monts, 40, is our chief financial officer and executive vice president. Ms. Monts has been a resident of the low country area for over 15 years. She earned her bachelor of business administration degree in finance from James Madison University in Virginia, graduating magna cum laude. She joined the bank in January 2006 and was promoted to her current position in May 2006. She served as the vice president and treasurer of Atlantic Savings Bank, a wholly-owned subsidiary of Wachovia Corporation, on Hilton Head Island for over seven years, from 1991 to 1998. In addition, Ms. Monts has substantial experience in many levels of accounting and finance across the hotel/restaurant, retail and non-profit sectors. Ms. Monts has participated in a variety of leadership positions in community organizations over the years.

Atlantic Bancshares, Inc.
One Sherington Drive, Suite J
Bluffton, South Carolina 29910

To Our Shareholders,

We are pleased to report on the progress of your companies, Atlantic Bancshares, Inc. and Atlantic Community Bank. We opened our doors for business on January 26, 2006. Since then, we have grown to over $51 million in assets. Our banking family, consisting of customers, bank staff, directors and you, our shareholders, has played a vital role in this healthy growth rate.

Significant resources are being devoted toward the development of our brand image. Results-to-date include our highly recognizable " a " logo and a 6% market share in the increasingly competitive Bluffton deposit market. This comprehensive initiative continues as we grow presence through market share.

Atlantic Community Bank is properly positioned to take advantage of the fantastic demographic and economic dynamics impacting Beaufort and Jasper Counties. A firm foundation and a flexible business strategy are in place to address the opportunities and the challenges ahead.

Each and every day your banking team strives to achieve its balanced vision of *Continuity Through Profitable Growth*. The future looks very bright. Thank you for your faith, your commitment and your support!

Sincerely,





Brian J. Smith
Chairman of the Board of Directors

Robert P. Trask
President & Chief Executive Officer

April 2, 2007
Bluffton, South Carolina

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Atlantic Bancshares, Inc.

Consolidated Financial Statements

and

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2006 and for the period October 1, 2004 (inception) to December 31, 2005

Atlantic Bancshares, Inc.

Table of Contents

ElliottDavis
Accountants and Business Advisors

1901 Main Street, Suite 1650
P.O. Box 2227
Columbia, SC 29202-2227

Phone 803.256.0002
Fax 803.254.4724

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Atlantic Bancshares, Inc.
Bluffton, South Carolina

We have audited the accompanying consolidated balance sheets of Atlantic Bancshares, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for the year ended December 31, 2006 and for the period October 1, 2004 (inception) to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Bancshares, Inc., as of December 31, 2006 and 2005, and the results of their operations and cash flows for the year ended December 31, 2006 and for the period October 1, 2004 (inception) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis, LLC

Elliott Davis, LLC
Columbia, South Carolina
March 15, 2007

www.elliottdavis.com

Atlantic Bancshares, Inc.

Consolidated Balance Sheets

	December 31, 2006	December 31, 2005 (Development Stage Enterprise)
Assets:		
Cash and cash equivalents:		
Cash and due from banks	$ 1,621,399	$ 7,202,577
Federal funds sold	6,611,000	-
Total cash and cash equivalents	8,232,399	7,202,577
Securities available for sale	3,560,807	-
Nonmarketable equity securities	93,200	-
Loans receivable	38,819,635	-
Less allowance for loan losses	(389,340)	-
Loans, net	38,430,295	-
Accrued interest receivable	231,559	-
Premises, furniture and equipment, net	445,877	-
Deferred tax asset	817,814	-
Other assets	110,094	1,185,975
Total assets	**$ 51,922,045**	**$ 8,388,552**
Liabilities:		
Deposits:		
Noninterest bearing transaction accounts	$ 4,974,343	$ -
Interest-bearing transaction accounts	4,379,043	-
Savings and money market	14,735,478	-
Time deposits $100,000 and over	9,727,445	-
Other time deposits	7,394,835	-
Total deposits	41,211,144	-
Note payable	-	1,046,988
Stock subscription deposits	-	7,162,150
Accrued interest payable	145,657	5,031
Other liabilities	122,272	187,487
Total liabilities	41,479,073	8,401,656
Commitments and contingencies (Notes 12 and 17)		
Shareholders' equity:		
Preferred stock, no par value; 10,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock, no par value; 10,000,000 shares authorized; 1,251,577 and 10 shares issued and outstanding at December 31, 2006 and 2005, respectively	11,982,122	100
Capital surplus	62,373	-
Accumulated other comprehensive income	9,794	-
Retained deficit	(1,611,317)	(13,204)
Total shareholders' equity	10,442,972	(13,104)
Total liabilities and shareholders' equity	**$ 51,922,045**	**$ 8,388,552**

The accompanying notes are an integral part of the consolidated financial statements.

Atlantic Bancshares, Inc.

Consolidated Statements of Operations
For the year ended December 31, 2006 and for the period October 1, 2004 (inception) to December 31, 2005

	2006	2005 (Development Stage Enterprise)
Interest Income		
Loans, including fees	$ 1,421,776	$ -
Securities, available for sale, taxable	70,690	-
Federal funds sold and other	685,817	29,310
Total	2,178,283	29,310
Interest expense:		
Time deposits $100,000 and over	201,827	-
Other deposits	778,226	-
Other borrowings	779	17,464
Total	980,832	17,464
Net interest income	1,197,451	11,846
Provision for loan losses	390,174	-
Net interest income after provision for loan losses	807,277	11,846
Noninterest income:		
Service fees on deposit accounts	24,343	-
Residential mortgage origination fees	139,057	-
Other income	34,020	-
Total noninterest income	197,420	-
Noninterest expenses:		
Salaries and employee benefits	1,732,164	-
Net occupancy	263,599	-
Professional fees	280,562	-
Marketing	369,919	-
Furniture and equipment	140,131	-
Data processing and related costs	245,413	-
Other operating	393,882	25,050
Total noninterest expenses	3,425,670	25,050
Loss before income tax benefit	(2,420,973)	(13,204)
Income tax benefit	(822,860)	-
Net loss	**$ (1,598,113)**	**$ (13,204)**
Basic loss per share	**$ (1.36)**	**n/a**
Diluted loss per share	**$ (1.36)**	**n/a**
Average shares outstanding	1,174,734	n/a

The accompanying notes are an integral part of the consolidated financial statements.

Atlantic Bancshares, Inc.

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income
For the year ended December 31, 2006 and for the period from October 1, 2004 (inception) through December 31, 2005

	Common stock		Additional Paid-in Capital	Accumulated Other Comprehensive loss	Retained Deficit	Total Shareholders Equity (Deficit)
	Shares	Amount				
Proceeds from issuance of common stock	10	$ 100	$ -	$ -	$ -	$ 100
Net loss	-	-	-	-	(13,204)	(13,204)
December 31, 2005	10	100	-	-	(13,204)	(13,104)
Proceeds from issuance of common stock, net of offering costs of $533,648	1,251,567	11,982,022	-	-	-	11,982,022
Net loss	-	-	-	-	(1,598,113)	(1,598,113)
Other comprehensive loss, net of tax	-	-	-	9,794	-	9,794
Total comprehensive loss	-	-	-	-	-	(1,588,319)
Stock based compensation	-	-	62,373	-	-	62,373
December 31, 2006	1,251,577	$11,982,122	$ 62,373	$ 9,794	$ (1,611,317)	$ 10,442,972

The accompanying notes are an integral part of the consolidated financial statements.

Atlantic Bancshares, Inc.

Consolidated Statements of Cash Flows
For the year ended December 31, 2006 and for the period October 1, 2004 (inception) through December 31, 2005

	For the year ended December 31, 2006	For the period from October 1, 2004 (inception) through December 31, 2005
Cash flows from operating activites		
Net loss	$ (1,598,113)	$ (13,204)
Adjustments to reconcile net income to net cash used in operating activities:		
Provision for loan losses	390,174	-
Depreciation and amortization expense	159,848	-
Discount accretion	1,649	-
Stock-based compensation expense	62,373	-
Deferred income tax benefit	(822,860)	-
Increase in interest receivable	(231,559)	-
Increase in interest payable	140,626	5,031
Decrease (increase) in other assets	764,309	(1,185,975)
Increase (decrease) in other liabilities	(65,215)	187,487
Net cash used in operating activities	(1,198,768)	(1,006,661)
Cash flows from investing activities		
Net increase in loans receivable, net	(38,820,469)	-
Purchase of premises, furniture and equipment	(605,725)	-
Reimbursement from the Bank for premises, furniture and equipment	311,572	-
Purchase of securities available for sale	(3,655,950)	-
Purchase of nonmarketable equity securities	(93,200)	-
Repayments of securities available for sale	108,334	-
Net cash used in investing activities	(42,755,438)	-
Cash flows from financing activities		
Increase in noninterest-bearing deposits	4,974,343	-
Increase in interest-bearing deposits	36,236,801	-
Net increase (decrease) in stock subscription deposits	(7,162,150)	7,162,150
Net increase (decrease) in note payable	(1,046,988)	1,046,988
Proceeds from sale of common stock, net	11,982,022	100
Net cash provided by financing activities	44,984,028	8,209,238
Net increase in cash and cash equivalents	1,029,822	7,202,577
Cash and cash equivalents at beginning of the period	7,202,577	-
Cash and cash equivalents at end of the period	**$ 8,232,399**	**$ 7,202,577**
Supplemental information		
Cash paid for		
Interest	840,206	12,433
Income taxes	-	-

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Atlantic Bancshares, Inc. (the Company) was incorporated to serve as a bank holding company for its subsidiary, Atlantic Community Bank (the Bank). Atlantic Community Bank commenced business on January 26, 2006. The principal business activity of the Bank is to provide banking services to domestic markets, principally in the Beaufort County region of South Carolina. The Bank is a state-chartered commercial bank, and its deposits are insured by the Federal Deposit Insurance Corporation. The consolidated financial statements include the accounts of the parent company and its wholly-owned subsidiary after elimination of all significant intercompany balances and transactions.

Management's Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, including valuation allowances for impaired loans, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Concentrations of Credit Risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the Beaufort County region of South Carolina. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. The Company may have a concentration of construction, land and land development loans; however, within this loan category, the collateral, purpose and structure of the loans vary substantially. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios. Management has determined that there is no concentration of credit risk associated with its lending policies or practices. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company's investment portfolio consists principally of obligations of the United States, its agencies or its corporations. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits with correspondent accounts and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Securities Available-for-Sale - Securities available-for-sale are carried at amortized cost and adjusted to estimated market value by recognizing the aggregate unrealized gains or losses in a valuation account. Aggregate market valuation adjustments are recorded in shareholders' equity net of deferred income taxes. Reductions in market value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis of the security. The adjusted cost basis of investments available-for-sale is determined by specific identification and is used in computing the gain or loss upon sale.

Nonmarketable Equity Securities - Nonmarketable equity securities include the cost of the Company's investment in the stock of Federal Home Loan Bank. This stock has no quoted market value and no ready market for it exists. Investment in the Federal Home Loan Bank is a condition of borrowing from the Federal Home Loan Bank, and the stock is pledged to collateralize such borrowings. At December 31, 2006, the Company's investment in Federal Home Loan Bank stock was $93,200.

Loans Receivable - Loans are stated at their unpaid principal balance. Interest income is computed using the simple interest method and is recorded in the period earned.

When serious doubt exists as to the collectibility of a loan or when a loan becomes contractually 90 days past due as to principal or interest, interest income is generally discontinued unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest. When interest accruals are discontinued, income earned but not collected is reversed.

The Company identifies impaired loans through its normal internal loan review process. Loans on the Company's problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected. Loans are not considered impaired if a minimal payment delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected. At December 31, 2006, management has determined that no impairment of loans existed.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized to income over the contractual life of the related loans or commitments, adjusted for prepayments, using the straight-line method.

Allowance for Loan Losses - An allowance for loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent losses in the loan portfolio. Since there is no prior loan loss history, management has elected to maintain the allowance for loan losses at approximately 1% of gross loans. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. The provision for loan losses and recoveries of loans previously charged off are added to the allowance.

Premises, Furniture and Equipment - Premises, furniture and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method, based on the estimated useful lives for furniture and equipment of 3 to 10 years and software of 1 year. Leasehold improvements are amortized over 3 years. The cost of assets sold or otherwise disposed of and the related allowance for depreciation are eliminated from the accounts and the resulting gains or losses are reflected in the income statement when incurred. Maintenance and repairs are charged to current expense. The costs of major renewals and improvements are capitalized.

Income Taxes - Income taxes are the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years. Income taxes deferred to future years are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of certain assets and liabilities which are principally the allowance for loan losses, depreciable premises and equipment, and the net operating loss carryforward.

Advertising Expense - Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expended in the period in which the direct mailings are sent.

Pre-opening expenses - The activities associated with organizing the Bank were conducted in the name of the Company during the developmental stage period (October 1, 2004 to December 31, 2005). The Company transferred certain organizational expenses to the Bank.

A summary of expenses that were transferred included:

Salaries and benefits	$ 389,374
Professional fees	104,623
Advertising	47,820
Depreciation	21,310
Insurance	8,718
Office supplies	14,289
Rent	82,067
Telephone	15,233
Travel and entertainment	24,139
Utilities	2,576
Other	30,531
Total	**$ 740,680**

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

As of December 31, 2005, the Company recorded $615,729 as a receivable from the Bank for expenses associated with forming the Bank. The Bank reimbursed the Company and recorded these expenses in the statement of operations for the year ended December 31, 2006.

Loss Per Share - Basic loss per share represents income available to shareholders divided by the weighted-average number of common shares outstanding during the period. Dilutive loss per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. The only potential common share equivalents are those related to stock options and warrants.

Stock-Based Compensation - The Company accounts for options and warrants under the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123(R), Accounting for Stock-Based Compensation. Compensation expense is recognized in the consolidated statement of operations.

In calculating the compensation expense for stock options, the fair value of options granted is estimated as of the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2006: dividend yield of 0 percent; expected volatility of 10 percent; risk-free interest rates that range from 4.40% to 5.12%; and expected life of 7.50 years. For purposes of this calculation, compensation expense is recognized on a straight-line basis over the vesting period.

In calculating the compensation expense for stock warrants, the fair value of warrants granted is estimated as of the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2006: dividend yield of 0 percent; expected volatility of 10 percent; risk-free interest rate of 4.73%; and expected life of 7.50 years. For purposes of this calculation, compensation expense is recognized on a straight-line basis over the vesting period.

Comprehensive Income - Accounting principles generally require that recognized income, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows for the year ended December 31, 2006:

Unrealized gains on securities available-for-sale	$ 14,840
Reclassification adjustment for gains realized in net income	-
Net unrealized gain on securities	14,840
Tax effect	(5,046)
Net-of-tax amount	**$ 9,794**

Statement of Cash Flows - For purposes of reporting cash flows in the financial statements, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Off-Balance-Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

Recent Accounting Pronouncements - The following is a summary of recent authoritative pronouncements that may affect accounting, reporting, and disclosure of financial information by the Company:

In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140." This Statement amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not believe that the adoption of SFAS No. 155 will have a material impact on its financial position, results of operations and cash flows.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140." This Statement amends FASB No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract; requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; permits an entity to choose its subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities; at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. An entity should adopt SFAS No. 156 as of the beginning of its first fiscal year that begins after September 15, 2006. The Company does not believe the adoption of SFAS No. 156 will have a material impact on its financial position, results of operations and cash flows.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises' financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently analyzing the effects of FIN 48.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for the Company on January 1, 2008 and is not expected to have a significant impact on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"), which amends SFAS 87 and SFAS 106 to require recognition of the over funded or under funded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The measurement date — the date at which the benefit obligation and plan assets are measured — is required to be the company's fiscal year end. SFAS 158 is effective for publicly held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. The Company has no defined benefit pension plan. Therefore, SFAS 158 will have no impact on the Company.

In September, 2006, The FASB ratified the consensuses reached by the FASB's Emerging Issues Task Force (EITF) relating to EITF 06-4 "Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements". EITF 06-4 addresses employer accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods should recognize a liability for future benefits in accordance with FASB Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", or Accounting Principles Board (APB) Opinion No. 12, "Omnibus Opinion—1967". EITF 06-4 is effective for fiscal years beginning after December 15, 2006. Entities should recognize the effects of applying this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. The Company does not believe the adoption of EITF 06-4 will have a material impact on its financial position, results of operations and cash flows.

On September 13, 2006, the SEC issued Staff Accounting Bulleting No. 108 ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB 108, Companies might evaluate the materiality of financial statement misstatements using either the income statement or balance sheet approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company's balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The Company has analyzed SAB 108 and determined that upon adoption it will have no impact on the reported results of operations or financial conditions.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations and cash flows.

Risks and Uncertainties - In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

NOTE 2 - CASH AND DUE FROM BANKS

The Company is required to maintain cash balances with its correspondent banks to cover all cash letter transactions. At December 31, 2006, the requirement was met by the cash balance in the vault.

NOTE 3 – INVESTMENT SECURITIES

The amortized costs and fair value of investment securities available for sale are as follows:

	December 31, 2006			
	Amortized	Gross Unrealized		Fair
	Cost	Gains	Losses	Value
Government-sponsored enterprises	$ 1,963,751	$ 11,249	$ (550)	$ 1,974,450
Mortgage-backed securities	1,582,216	6,542	(2,401)	1,586,357
Total investment securities	**$ 3,545,967**	**$ 17,791**	**$ (2,951)**	**$ 3,560,807**

The amortized costs and fair values of investment securities available for sale at December 31, 2006, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers have the right to prepay the obligations with or without call or prepayment penalties.

	December 31, 2006	
	Amortized Cost	Fair Value
Due within one year	$ -	$ -
Due after one through five years	986,422	989,950
Due after five through ten years	1,612,972	1,624,343
Due after ten years	946,573	946,514
Total investment securities	**$ 3,545,967**	**$ 3,560,807**

NOTE 3 – INVESTMENT SECURITIES (continued)

The Company sold no investment securities in 2006. Accordingly, no gains or losses were recorded. At December 31, 2006, approximately $3,087,533 of securities was pledged as collateral for lines of credit with correspondent banks.

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous realized loss position, at December 31, 2006.

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government-sponsored enterprises	$ 499,450	$ (550)	$ -	$ -	$ 499,450	$ (550)
Mortgage-backed securities	473,274	(2,401)	-	-	473,274	(2,401)
	$ 972,724	**$ (2,951)**	**$ -**	**$ -**	**$ 972,724**	**$ (2,951)**

Securities classified as available-for-sale are recorded at fair market value. None of the individual securities were in a continuous loss position for more than twelve months.

NOTE 4 – LOANS

The composition of net loans by major loan categories is as follows:

	December 31, 2006
Real estate:	
Mortgage	$ 22,333,490
Construction, land and land development	12,739,992
Total real estate loans	35,073,482
Commercial and industrial	3,576,762
Consumer and other	288,391
Deferred origination fees, net	(119,000)
Gross loans	38,819,635
Less allowance for loan losses	(389,340)
Loans, net	**$ 38,430 295**

At December 31, 2006, there were no non-performing loans. No loans were classified or impaired as of December 31, 2006.

The composition of gross loans by rate type is as follows:

	December 31, 2006
Variable rate loans	$ 10,630,191
Fixed rate loans	28,308,444
Deferred origination fees, net	(119,000)
Gross loans	**$ 38,819,635**

The allowance for loan losses is available to absorb future loan charge-offs. The allowance is increased by provisions charged to operating income and by recoveries of loans that were previously written-off. The allowance is decreased by the aggregate loan balances, if any, that were deemed uncollectible during the year.

NOTE 4 – LOANS (continued)

Transactions in the allowance for loan losses during 2006 are summarized below:

Balance, beginning of the year	$	-
Provision charged to operations		390,174
Net charge-offs		(834)
Balance, end of year	**$**	**389,340**

NOTE 5 – PREMISES, FURNITURE AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Components of property and equipment included in the consolidated balance sheets are as follows:

	December 31, 2006	
Leasehold improvements	$	154,125
Furniture and equipment		451,600
Accumulated depreciation		(159,848)
Total property and equipment	**$**	**445,877**

Depreciation expense for the year ended December 31, 2006 was $159,848.

NOTE 6 – DEPOSITS

At December 31, 2006 the scheduled maturities of certificates of deposit are as follows:

2007	$	15,144,295
2008		1,681,985
2009		296,000
	$	**17,122,280**

NOTE 7 - STOCK COMPENSATION PLAN

Under the terms of employment agreements with the Company's Chief Executive Officer ("CEO"), Chief Credit Officer ("CCO"), Chief Operating Officer ("COO") and the Company's Chief Financial Officer ("CFO"), stock options were granted to each as part of their compensation and benefits package. Under these agreements, the CEO was granted options to purchase common stock equal to 2% of the shares sold in the offering or 25,031 options. The CCO and the COO were granted options to purchase common stock equal to 1% of the shares sold in the offering or 12,516 options to each. The CFO was granted 10,000 stock options. One other officer was granted 8,500 stock options. These options vest over a five year period. The options have an exercise price of $10 per share and terminate ten years after the date of grant.

The Company also established the 2006 Stock Incentive Plan which provides for the granting of options to employees. The Company granted a total of 9,500 stock options under this Plan to various employees. These options vest over a five year period. The options have an exercise price of $10 per share and terminate ten years after the date of grant. The weighted average grant date fair value was $10 per share in 2006.

NOTE 7 - STOCK COMPENSATION PLAN (continued)

A summary of the status of the Company's stock options as of December 31, 2006, and changes during the year are presented below:

	2006	
	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2006	-	$ -
Granted	78,063	10.00
Exercised	-	-
Forfeited	(8,500)	-
Outstanding at December 31, 2006	**69,563**	**$ 10.00**

None of these options were exercisable at December 31, 2006.

The following table summarizes information about the stock options outstanding under the Company's Plan at December 31, 2006:

	Outstanding
Number of options	69,563
Weighted average remaining life	9.53
Weighted average exercise price	$ 10.00
High exercise price	$ 10.00
Low exercise price	$ 10.00

NOTE 8 – STOCK WARRANTS

The organizers of the Bank received stock warrants giving them the right to purchase one share of common stock for every share they purchased in the initial offering of the Company's common stock up to 10,000 shares at a price of $10 per share. The warrants vest over a five year period. All unexercised organizer warrants expire on the tenth anniversary of the opening date of the bank, subject to earlier termination in certain circumstances pursuant to individual stock warrant agreements. There were 80,000 warrants granted during the twelve months ended December 31, 2006.

A summary of the status of Company's stock warrants as of December 31, 2006, and changes during the year is presented below:

	2006	
	Warrants	Weighted Average Exercise Price
Outstanding at January 1, 2006	-	$ -
Granted	80,000	10.00
Exercised	-	-
Forfeited	-	-
Outstanding at December 31, 2006	**80,000**	**$ 10.00**

None of these warrants were exercisable at December 31, 2006.

NOTE 9 – INCOME TAXES

Income tax expense for 2006 is summarized as follows:

	December 31, 2006
Current portion:	
Federal	$ -
State	-
Total current	-
Deferred income taxes	822,860
Income tax benefit	**$ 822,860**

The gross amounts of deferred tax assets and deferred tax liabilities are as follows:

	December 31, 2006
Deferred tax assets:	
Allowance for loan losses	$ 83,725
Net operating loss carryforward	503,724
Organizational and start-up costs	231,879
Unrealized loss on securities available for sale	5,046
Accumulated depreciation	24,765
Other	13,062
Total deferred tax assets	862,201
Deferred tax liabilities:	
Net capitalized loan costs and fees	36,231
Prepaid expenses	8,156
Total deferred tax liabilities	44,387
Net deferred tax asset	**$ 817,814**

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that tax assets will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2006, management has not recorded a valuation allowance. Net deferred tax assets are recorded in other assets on the Company's consolidated balance sheet.

The Company has a net operating loss for income tax purposes of $1,475,153 as of December 31, 2006. This net operating loss expires in the year 2026.

A reconciliation between the income tax expense and the amount computed by applying the Federal statutory rate of 34% for 2006 to income before income taxes follows:

	2006
Tax expense (benefit) at a statutory rate	$ (823,131)
State income tax, net of federal income tax effect	-
Stock-based compensation	21,207
Other	(20,936)
Income tax benefit	**$ (822,860)**

NOTE 10 - LEASES

The Company has entered into various lease agreements which are more fully described below.

The Company entered into a lease agreement for a minimum term of thirty-six months which ends on October 15, 2007. This lease was amended on January 24, 2006. Monthly rental expense for the initial term is $4,563. The lease agreement provides for two three-year renewal terms with monthly rental amounts of $4,928 and $5,292 for the two terms, respectively. This space serves as the main branch location for the Bank.

The Company entered into a lease agreement beginning September 1, 2005 for a minimum term of one year, ending on August 31, 2006. On May 24, 2006, this lease was extended for an additional one year term, ending on August 31, 2007. Monthly rental expense for the extended term is $1,666. The extended lease agreement provides for one six month renewal term with monthly rental amounts of $1,750. This space serves as the Operations Department for the Bank.

On January 1, 2006, the Company opened a loan production office on Hilton Head Island, South Carolina. The leased facility was sold in August 2006 to a limited liability corporation owned primarily by directors of the Company. The Company entered into a new lease agreement beginning August 1, 2006 for a minimum of ten years. The lease agreement provides for two ten year renewal terms. Monthly rental expense for the first two years of the lease is $2,000. At the end of the second year of the initial term, and at the end of each subsequent two year period and of any renewal term of this lease, the base rent may be adjusted according to the provisions in the lease.

The Company has assumed liability for a lease agreement for an automobile. The lease terms call for monthly payments of $400. The lease expires October 20, 2007.

Rental expense for the year ending December 31, 2006 totaled $192,537, including rental expense for the period October 1, 2004 (inception) to December 31, 2005 totaling $71,089 which was transferred to the bank as organizational expenses.

Under these assumptions, minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year for each of the next five years in the aggregate are:

2007	$ 24,000
2008	$ 24,000
2009	$ 24,000
2010	$ 24,000
2011	$ 24,000

NOTE 11 – RELATED PARTY TRANSACTIONS

Certain parties (principally certain directors and executive officers of the Company, their immediate families and business interests) were loan customers of and had other transactions in the normal course of business with the Company. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. As of December 31, 2006, the Company had related party loans totaling $783,668. Advances made totaled $1,145,591 and repayments totaled $361,923 during the year ended December 31, 2006.

NOTE 11 – RELATED PARTY TRANSACTIONS (continued)

Deposits by directors, including their affiliates and executive officers, at December 31, 2006 were approximately $4,540,796.

One of the leases described in Note 10 is with a limited liability corporation that is owned primarily by the directors of the Company. The expense associated with this lease totaled $14,889 for the year ended December 31, 2006.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. Management is not aware of any legal proceedings which management expects to have a material adverse effect on the financial position or operating results of the Company.

NOTE 13 - LOSS PER SHARE

Basic loss per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding. Diluted loss per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. There were no dilutive common share equivalents outstanding during 2006; therefore, basic loss per share and diluted earnings per share were the same.

2006	
Net loss per share – basic computation:	
Net loss to common shareholders	$ (1,598,113)
Average common shares outstanding – basic	1,174,734
Basic loss per share	$ (1.36)

NOTE 14 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct adverse material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

NOTE 14 - REGULATORY MATTERS (continued)

The Bank is also required to maintain capital at a minimum level based on total average assets, which is known as the leverage ratio. Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

As of December 31, 2006, the Bank exceeded its minimum regulatory capital ratios, as well as the ratios to be considered "well-capitalized".

The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements at December 31, 2006:

	Actual		For capital Adequacy Purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Dollars in thousands)						
As of December 31,2006						
Total Capital (to risk weighted assets)	$ 9,522	25.11%	$ 3,033	8.0%	$ 3,792	10.0%
Tier 1 Capital (to risk weighted assets)	9,133	24.09%	1,517	4.0%	2,275	6.0%
Tier 1 Capital (to average assets)	9,133	20.40%	1,791	4.0%	2,238	5.0%

The Federal Reserve also requires bank holding companies to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. The Federal Reserve guidelines contain an exemption from the capital requirements for "small bank holding companies." Prior to March 2006, all bank holding companies with less than $150 million in total assets, including the Company, qualified for this exemption. On March 30, 2006, the Federal Reserve adopted a new rule expanding the definition of "a small bank holding company." The new definition includes bank holding companies with less than $500 million in total assets. However, bank holding companies will not qualify under the new definition if they (i) are engaged in significant nonbanking activities either directly or indirectly through a subsidiary, (ii) conduct significant off-balance sheet activities, including securitizations or managing or administering assets for third parties, or (iii) have a material amount of debt or equity securities (including trust preferred securities) outstanding that are registered with the SEC. The Federal Reserve's use of the phrase "material amount of...equity securities... registered with the SEC" created uncertainty, as the SEC registration requirements apply to classes of securities not to a portion of the shares in a class. According to the Federal Reserve Board, the revision of the criterion to exclude any bank holding company that has outstanding a material amount of SEC-registered debt or equity securities reflects the fact that SEC registrants typically exhibit a degree of complexity of operations and access to multiple funding sources that warrants excluding them from the new policy statement and subjecting them to the capital guidelines. In the adopting release for the new rule, the Federal Reserve Board stated that what constitutes a "material" amount of SEC-registered debt or equity for a particular bank holding company depends on the size, activities and condition of the relevant bank holding company. In lieu of using fixed measurable parameters of materiality across all institutions, the rule provides the Federal Reserve with supervisory flexibility in determining, on a case-by-case basis, the significance or materiality of activities or securities outstanding such that a bank holding company should be excluded from the policy statement and subject to the capital guidelines. Based on informal discussions with staff members of the Federal Reserve, we believe the new Federal Reserve rule is intended to exclude companies whose stock is listed on a stock exchange and is actively traded. Since our stock is not listed on an exchange or actively traded, and since our stock is not registered under Section 12 of the Securities Exchange Act of 1934, we believe the Company qualifies as a small bank holding company and is exempt from the capital requirements. Nevertheless, until the Federal Reserve provides further guidance on the new rules, it will be unclear whether our holding company will be subject to the exemption from the capital requirements for small bank holding companies. Regardless, our bank is subject to these minimum capital requirements as set per bank regulatory agencies.

NOTE 15 - UNUSED LINES OF CREDIT

As of December 31, 2006, the Company had unused lines of credit to purchase federal funds from unrelated banks totaling $7,400,000, of which, $2,800,000 is secured by investment securities. The lenders have reserved the right to withdraw the lines at their option. These lines of credit are available on various structures for general corporate purposes.

NOTE 16 - RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS, OR ADVANCES

The ability of the Company to pay cash dividends to stockholders is dependent upon receiving cash in the form of dividends from its banking subsidiary. However, certain restrictions exist regarding the ability of the subsidiary to transfer funds in the form of cash dividends to the Company. State chartered banks are authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the State Board of Financial Institutions or the Commissioner of Banking provided that the Bank received a composite rating of one or two at the last examination conducted by the State or Federal regulatory authority. Otherwise, the Bank must file an income and expense report and obtain the specific approval of the State Board.

Under Federal Reserve Board regulations, the amount of loans or advances from the banking subsidiary to the parent company is also restricted.

NOTE 17 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other party to the instrument is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments to extend credit as it does for on-balance-sheet instruments. Letters of credit are conditional commitments issued to guarantee a customer's performance to a third party and have essentially the same credit risk as other lending facilities.

Collateral held for commitments to extend credit and letters of credit varies but may include accounts receivable, inventory, property, plant, equipment and income-producing commercial properties.

The following table summarizes the Bank's off-balance-sheet financial instruments whose contract amounts represent credit risk:

	December 31, 2006
Commitments to extend credit	$ 9,100,759

There were $121;236 outstanding commercial letters of credit at December 31, 2006.

NOTE 18 –FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information, whether or not recognized in the consolidated balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, property and equipment and other assets and liabilities.

Fair value approximates carrying value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, and federal funds sold.

Securities are valued using quoted fair market prices.

Fair value for variable rate loans that reprice frequently is based on the carrying value. Fair value for fixed rate mortgage loans, personal loans and all other loans (primarily commercial) is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

Fair value for demand deposit accounts and interest-bearing accounts with no fixed maturity date is equal to the carrying value. The fair value of certificate of deposit accounts is estimated by discounting cash flows using current interest rates on similar instruments.

The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts that could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses, which would be incurred in an actual sale or settlement, are not taken into consideration in the fair value presented.

The estimated fair values of the Company's financial instruments at December 31, 2006 and 2005 are as follows:

	December 31, 2006		December 31, 2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Cash and due from banks	$ 1,621,399	$ 1,621,399	$ 7,202,577	$ 7,202,577
Federal funds sold	6,611,000	6,611,000	-	-
Investment securities available for sale	3,545,967	3,560.807	-	-
Nonmarketable equity securities	93,200	93,200	-	-
Loans	38,938,635	38,926,000	-	-
Accrued interest receivable	231,559	231,559	-	-
Financial Liabilities:				
Demand deposits, interest-bearing transaction and savings accounts	24,088,864	24,088,864	-	-
Time deposits	17,122,280	17,122,280	-	-
Accrued interest payable	145,657	145,657	-	-
	Notional Amount	Fair Value	Notional Amount	Fair Value
Commitments to extend credit	$ 9,100,759	$ -	$ -	$ -
Standby letters of credit	121,336	-	-	-

NOTE 19 – PARENT COMPANY FINANCIAL INFORMATION

Following is condensed financial information of Atlantic Bancshares, Inc. (parent company only):

Condensed Balance Sheets
December 31, 2006 and 2005

	December 31, 2006	December 31, 2005 (Development Stage Enterprise)
Assets:		
Cash and cash equivalents	$ 439,220	$ 7,202,577
Deferred tax benefit	42,440	-
Other assets	-	1,185,975
Investment in subsidiaries	9,961,312	-
Total assets	**$ 10,442,972**	**$ 8,388,552**
Liabilities and Shareholders' Equity		
Note payable	-	1,046,988
Stock subscription deposits	-	7,162,150
Accrued interest payable	-	5,031
Other liabilities	-	187,487
Total liabilities	-	8,401,656
Shareholders' equity	10,442,972	(13,104)
Total liabilities and shareholders' equity	**$ 10,442,972**	**$ 8,388,552**

Condensed Statements of Operations
For the year ended December 31, 2006 and for the period October 1, 2004 (inception) to December 31, 2005

	2006	For the period October 1, 2004 to December 31, 2005
Interest income	$ 25,450	$ 29,310
Salaries and benefits	62,373	-
Interest expense	779	17,464
Other expense	87,117	25,050
Total expense	150,269	42,514
Income (loss) before income taxes and equity in undistributed losses of subsidiary	(124,819)	(13,204)
Income tax benefit	(42,440)	-
Equity in undistributed net loss of subsidiary	(1,515,734)	-
Net loss	**$ (1,598,113)**	**$ (13,204)**

NOTE 19 – PARENT COMPANY FINANCIAL INFORMATION (continued)

Condensed Statements of Cash Flows
For the year ended December 31, 2006 and for the period October 1, 2004 (inception) to December 31, 2005

	2006	For the period October 1, 2004 to December 31, 2005
Operating activities		
Net loss	$ (82,379)	$ (13,204)
Adjustments to reconcile net loss to net cash used by operating activities		
Equity in undistributed net loss of subsidiary	(1,515,734)	-
Stock based compensation expense	62,373	-
Decrease in other assets	841,757	(1,185,975)
Decrease in accounts payable and accrued expenses	(192,518)	192,518
Increase (decrease) in other liabilities	-	-
Net cash used by operating activities	(886,501)	(1,006,661)
Investing activities		
Reimbursement from Bank for premises, furniture and equipment	311,572	-
Investment in subsidiary	(9,961,312)	-
Net cash used in investing activities	(9,649,740)	-
Financing activities		
Proceeds from sale of common stock, net	11,982,022	100
Net increase (decrease) in borrowed funds	(1,046,988)	1,046,988
Net increase (decrease) in stock subscription deposits	(7,162,150)	7,162,150
Net cash provided by financing activities	3,772,884	8,209,238
Net increase (decrease) in cash and cash equivalents	(6,763,357)	7,202,577
Cash and cash equivalents, beginning of year	7,202,577	-
Cash and cash equivalents, end of year	**$ 439,220**	**$ 7,202,577**

Atlantic Bancshares, Inc.

CORPORATE DATA

ANNUAL MEETING:

The Annual Meeting of Shareholders of Atlantic Bancshares, Inc. will be held on Friday, May 11, 2007 at 10:00 AM at the Shults Park Community Center, 77 Shults Road, Bluffton, South Carolina.

CORPORATE OFFICE:

One Sherington Drive, Suite J
Bluffton, South Carolina 29910
Phone: 843.815.7111
Fax: 843.815.7112

CORPORATE COUNSEL:

Nelson Mullins Riley & Scarborough, LLP
Poinsett Plaza, Suite 900
104 South Main Street
Greenville, South Carolina 29601

INDEPENDENT AUDITORS:

Elliott Davis, LLC
1901 Main Street, Suite 1650
Columbia, South Carolina 29202

STOCK TRANSFER AGENT:

First Citizens Bank & Trust Company
Institutional Trust Services Division
100 East Tryon Road
Raleigh, North Carolina 27603

STOCK INFORMATION:

The Common Stock of Atlantic Bancshares, Inc. is not listed on any exchange. Management is not aware of any trading of the common stock. As of December 31, 2006, there were 392 shareholders of record.

The ability of Atlantic Bancshares, Inc. to pay cash dividends is dependent upon receiving cash in the form of dividends from Atlantic Community Bank. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends. All of the Bank's dividends to the Company are payable only from the undivided profits of the Bank.

LOCATIONS:

Sheridan Park Branch
One Sherington Drive, Suite J
Bluffton, South Carolina 29910
Phone: 843.815.7111
Fax: 843.815.7112

Loan Production Office
One Corpus Christi Place, Suite 108
Hilton Head Island, South Carolina 29928
Phone: 843.785.3400
Fax: 843.785.3350

mailing: (all locations)
Post Office Box 3077
Bluffton, South Carolina 29910

Online:
www.atlanticcommunitybank.com

Telephone Banking
877.ACB.2472

Atlantic Bancshares, Inc.

BOARD OF DIRECTORS

Brian J. Smith, DMD
Chairman
Owner, Palmetto Dental Arts, PA

Edgar L. Woods
Vice Chairman
Owner, Palmetto Grain Brokerage, LLC

Gary C. Davis
Real Estate Sales Consultant, Hampton Lake

Frederick Anthony Nimmer, III
President, Nimmer Turf + Tree Farm

Robyn Josselson Shirley
Practice Manager, Southeastern Oral & Maxillofacial Surgery Center, Inc.

Mark S. Simpson
Attorney, Jones Patterson Simpson & Newton, PA

Robert P. Trask
President & Chief Executive Officer
Atlantic Bancshares, Inc., Atlantic Community Bank

Allen B. Ward
President, Ward Edwards, Inc.



Atlantic Bancshares, Inc.

EXECUTIVE OFFICERS



Robert P. Trask
President & CEO
Robert is our president and chief executive officer. He is a native of Beaufort and has lived in southern Beaufort County since 1989. His 18 years of commercial bank experience are concentrated in the coastal communities of Charleston, Beaufort, Hilton Head Island and Bluffton, South Carolina and Savannah, Georgia. Most recently, Robert served from 2001 until 2004 as senior vice president and retail area executive of Beaufort County for First Citizens Bank & Trust Company of South Carolina. Prior to that position, he served from 1997 until 2001 as a vice president of First National Bank in Bluffton, South Carolina. Robert served from 1988 until 1997 for Wachovia Bank, beginning as a credit analyst and later serving as a loan officer and as a vice president. He earned a bachelors degree in financial management from Clemson University and a masters degree in business administration from the University of South Carolina. Robert is past president of the Rotary Club of Bluffton, founding chair of the board of trustees of Cross Episcopal School, trustee of the Community Foundation of the Lowcountry, Inc. and trustee of the Technical College of the Lowcountry Foundation, Inc.



Michelle M. Monts
Chief Financial Officer
Ms. Monts has been a resident of the low country area for over 15 years. She earned her bachelor of business administration degree in finance from James Madison University in Virginia, graduating magna cum laude. She joined the bank in January 2006 and was promoted to her current position in May 2006. She served as the vice president and treasurer of Atlantic Savings Bank, a wholly-owned subsidiary of Wachovia Corporation, on Hilton Head Island for over seven years, from 1991 to 1998. In addition, Ms. Monts has substantial experience in many levels of accounting and finance across the hotel/restaurant, retail and non-profit sectors. Ms. Monts has participated in a variety of leadership positions in community organizations over the years.



Todd D. Hoke
Chief Credit Officer
Todd has been a commercial lender in the Hilton Head Island / Bluffton area since 1996. Todd brings extensive knowledge in commercial lending and relationship banking to Atlantic Community Bank. He received his bachelor of science degree in business administration from Bowling Green State University in Bowling Green, Ohio. Todd gives back to his community by being a member of the Bluffton / Okatie Kiwanis Club he is also a graduate of Leadership Hilton Head Island / Bluffton.



Karen B. Sprague
Chief Operations Officer
Karen has worked in the banking industry in the Hilton Head Island / Bluffton area since 1993. Karen brings an extensive knowledge of consumer lending, relationship banking and management skills to Atlantic Community Bank. She received her bachelor of arts degree from the College of Wooster in Wooster, Ohio. She is a member of the Zonta Club of Hilton Head Island and a graduate of Leadership Hilton Head / Bluffton.

NOTES


atlantic
community bank

It's your money. It's your bank.

One Sherington Drive, Suite J
Post Office Box 3077
Bluffton, South Carolina 29910

phone: 843.815.7111
fax: 843.815.7112

www.atlanticcommunitybank.com

END